Exhibit 99.1

QIWI Announces Restrictions on Operations of Qiwi Bank

NICOSIA, CYPRUS – July 26, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced that the Central Bank of Russia (the “CBR”) imposed certain restrictions on operations of Qiwi Bank, a subsidiary of the Company.

On July 25, 2023, during a routine audit of Qiwi Bank, the CBR identified certain reporting deficiencies typical for organizations of our size. In particular, the CBR prescribed to introduce temporary partial limitations for individuals to withdraw funds from QIWI wallets to bank accounts or make cash withdrawals. At the same time, replenishment of accounts of mobile operators, transfer of money to other digital wallets as well as payment for goods and services with QIWI wallets and QIWI cards remain available. Money transfers of CONTACT, acquiring for merchant, and payments to third-party accounts and cards from legal entities are also not affected by the restrictions. The order comes into effect on July 26, 2023.

We believe that the restrictions imposed on us were primarily driven by an evolution of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of financial payments that have been observed recently, rather than specific deficiencies identified.

We are currently working closely with the CBR to remediate the identified deficiencies and eliminate partially or completely the restrictions that have been imposed but no assurance can be given that we will be successful in doing so. Our past and future operations may also be subject to greater scrutiny from the CBR as a result of these events. There can be no assurance that additional restrictions will not be imposed on us as a result of these, or any other, findings. At the moment, we are not able to provide any accurate estimates on the potential impact on our business operations and financial results.

Cautionary Statement on Forward Looking Statements

This report includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, expected results of operations and the effect of CBR sanctions on QIWI Bank. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, risks associated with competition, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com